FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 26, 2005, Series 2005-WM3	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)




05069980


SEC MAIL PROCESSING
RECEIVED
OCT 31 2005
WASH. D.C.
192
SECTION

PROCESSED
NOV 02 2005
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: 
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: October 27, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Instructions: Please also provide info on conforming and non-conforming pool (cells have already been formatted in column B, C, D, E)

	aggregate pool	group: ______	group: ______	group: ______
gross WAC	10.419%			
wtd avg FICO	656			
FICO < 600	11%			
FICO 600-650	38%			
wtd avg CLTV	100%			
CLTV = 80	0%			
CLTV > 80.01	100%			
LTV 95.01 -100	97%			
Full Doc (%)	39%			
Stated Doc (%)	59%			
purch (%)	90%			
CO refi (%)	9%			
Own Occ (%)	100%			
Prepay Penalty (%)	52%			
DTI (%)	42%			
ARM ? (%)	0%			
2/28 (%)	0%			
3/27 (%)	$ -			
1st Lien (%)	-			
Avg Loan Balance	$51,741			
# of Loans	9916			
Loan Bal < $100k	78.38%			
Mtg Rates > 12%	0.86%			
Manuf Housing (%)	0			
largest state	CA			
silent 2nd (%)				
IO loans (%)	0%			
5yr IO	0			
2 yr IO	0%			
IO: FICO	0%			
IO LTV	0%			
IO DTI	0%			
IO full doc	0%			
IO: purch	0%			

The percentages per table should add up to 100%

FICO & Documentation & Purpose of Loan

FICO Score	Full DOC	Stated Doc	Other Doc	All Docs	Purch	CO refi	WAC	Avg Prin Bal ($)	Current LTV	IO loans	silent 2nds
501-550	0.02%	0.00%	0.00%	0.02%	0.01%	0.01%	10.880	33,951	100	0.00%	0.00%
551-600	10.97%	0.14%	0.47%	11.58%	10.07%	1.28%	11.343	35,569	99.82	0.00%	0.00%
601-650	16.86%	20.32%	1.23%	38.41%	33.92%	3.96%	10.867	48,485	99.73	0.00%	0.00%
651-700	8.16%	24.06%	0.59%	32.81%	29.84%	2.71%	9.926	59,276	99.76	0.00%	0.00%
701-750	2.14%	11.03%	0.08%	13.26%	12.69%	0.54%	9.752	64,798	99.82	0.00%	0.00%
751-800	0.80%	2.95%	0.08%	3.82%	3.69%	0.12%	9.678	70,086	99.74	0.00%	0.00%
801-850	0.01%	0.08%	0.00%	0.09%	0.09%	0.00%	9.892	57,934	99.44	0.00%	0.00%
Total	38.97%	58.58%	2.45%	100.00%	90.32%	8.62%	10.419	51,741	99.76	0.00%	0.00%

LTV & FICO

Current LTV	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Avg Prin Bal ($)	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
80.01-90	0.00%	0.00%	0.00%	0.04%	0.31%	0.18%	0.06%	0.01%	0.00%	653	49,261	10.637	0.000	0.00%	0.36%	0.00%	0.00%
90.01-100	0.00%	0.00%	0.02%	11.54%	38.11%	32.63%	13.21%	3.82%	0.09%	656	51,756	10.418	0.000	2.44%	58.21%	0.00%	0.00%
Total	0.00%	0.00%	0.02%	11.58%	38.41%	32.81%	13.26%	3.82%	0.09%	656	51,741	10.419	0.000	2.45%	58.58%	0.00%	0.00%

Prin Balance & FICO

Prin Balance	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Limited Doc	Stated Doc	IO loans	silent 2nds
$1-$50,000	0.00%	0.00%	0.02%	7.36%	14.98%	8.53%	2.63%	0.60%	0.01%	639	99.78	10.465	0.000	0.96%	14.56%	0.00%	0.00%
$50,001-$100,000	0.00%	0.00%	0.00%	3.58%	16.33%	15.53%	6.78%	1.97%	0.08%	662	99.75	10.424	0.000	1.01%	29.36%	0.00%	0.00%
$100,001-$150,000	0.00%	0.00%	0.00%	0.58%	5.77%	6.49%	2.98%	1.05%	0.00%	671	99.84	10.374	0.000	0.35%	11.89%	0.00%	0.00%
$150,001 - $200,000	0.00%	0.00%	0.00%	0.06%	1.34%	2.27%	0.88%	0.21%	0.00%	673	99.49	10.206	0.000	0.14%	2.77%	0.00%	0.00%
Total	0.00%	0.00%	0.02%	11.58%	38.41%	32.81%	13.26%	3.82%	0.09%	656	99.76	10.419	0.000	2.45%	58.58%	0.00%	0.00%

Mortg Rates & FICO

Mortg Rates	FICO < 450	450 - 500	501 - 550	551 - 600	601 - 650	651 - 700	701 - 750	751 - 800	801 - 850	total FICO	Current LTV	WAC	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
6.501-7.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	606	100.00	6.600	0.000	24,063	0.00%	0.00%	0.00%	0.00%
8.001-8.5%	0.00%	0.00%	0.00%	0.00%	0.01%	0.01%	0.02%	0.00%	0.00%	696	100.00	8.490	0.000	39,255	0.00%	0.00%	0.00%	0.00%
8.501-9.0%	0.00%	0.00%	0.00%	0.00%	0.04%	3.40%	1.89%	0.79%	0.01%	705	99.68	8.828	0.000	56,752	0.34%	0.11%	0.00%	0.00%
9.001-9.5%	0.00%	0.00%	0.00%	0.01%	0.10%	2.79%	0.16%	0.01%	0.00%	671	99.67	9.142	0.000	54,528	0.20%	0.16%	0.00%	0.00%
9.501-10.0%	0.00%	0.00%	0.01%	2.94%	7.23%	13.45%	9.91%	2.71%	0.05%	681	99.84	9.860	0.000	47,547	0.41%	25.60%	0.00%	0.00%
10.001-10.5%	0.00%	0.00%	0.00%	0.03%	5.38%	7.45%	0.40%	0.12%	0.01%	655	99.68	10.236	0.000	57,575	0.34%	7.92%	0.00%	0.00%
10.501-11.0%	0.00%	0.00%	0.00%	0.18%	8.31%	4.83%	0.87%	0.19%	0.01%	651	99.70	10.865	0.000	60,497	0.23%	12.05%	0.00%	0.00%
11.001-11.5%	0.00%	0.00%	0.01%	1.48%	15.58%	0.56%	0.03%	0.00%	0.00%	622	99.77	11.336	0.000	52,264	0.59%	11.09%	0.00%	0.00%
> 11.5%	0.00%	0.00%	0.00%	6.94%	1.76%	0.33%	0.00%	0.00%	0.00%	597	99.76	11.956	0.000	46,131	0.34%	1.66%	0.00%	0.00%
Total	0.00%	0.00%	0.02%	11.58%	38.41%	32.81%	13.26%	3.82%	0.09%	656	99.76	10.419	0.000	51,741	2.45%	58.58%	0.00%	0.00%

Mortg Rates & LTV

Mortg Rates	LTV 40.01-50	50.01 - 60	60.01 - 70	70.01 - 80	80.01 - 90	90.01 - 100	100+	total LTV	avg FICO	Gross Margin	Avg Prin Bal ($)	Limited Doc	Stated Doc	IO loans	silent 2nds
6.501-7.0%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00	606	0.000	24,063	0.00%	0.00%	0.00%	0.00%
8.001-8.5%	0.00%	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%	100.00	696	0.000	39,255	0.00%	0.00%	0.00%	0.00%
8.501-9.0%	0.00%	0.00%	0.00%	0.00%	0.03%	6.10%	0.00%	99.68	705	0.000	56,752	0.34%	0.11%	0.00%	0.00%
9.001-9.5%	0.00%	0.00%	0.00%	0.00%	0.02%	3.05%	0.00%	99.67	671	0.000	54,528	0.20%	0.16%	0.00%	0.00%
9.501-10.0%	0.00%	0.00%	0.00%	0.00%	0.10%	36.20%	0.00%	99.84	681	0.000	47,547	0.41%	25.60%	0.00%	0.00%
10.001-10.5%	0.00%	0.00%	0.00%	0.00%	0.12%	13.28%	0.00%	99.68	655	0.000	57,575	0.34%	7.92%	0.00%	0.00%
10.501-11.0%	0.00%	0.00%	0.00%	0.00%	0.13%	14.26%	0.00%	99.70	651	0.000	60,497	0.23%	12.05%	0.00%	0.00%
11.001-11.5%	0.00%	0.00%	0.00%	0.00%	0.13%	17.52%	0.00%	99.77	622	0.000	52,264	0.59%	11.09%	0.00%	0.00%
> 11.5%	0.00%	0.00%	0.00%	0.00%	0.07%	8.96%	0.00%	99.76	597	0.000	46,131	0.34%	1.66%	0.00%	0.00%
Total	0.00%	0.00%	0.00%	0.00%	0.60%	99.40%	0.00%	99.76	656	0.000	51,741	2.45%	58.58%	0.00%	0.00%

Collateral Grouped By State			
STATE1	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE
Alabama	34	1,007,754.11	0.20
Alaska	144	7,299,225.45	1.45
Arizona	121	5,419,173.66	1.08
California	2,459	200,280,480.91	39.87
Colorado	280	12,044,627.87	2.40
Connecticut	67	2,935,659.98	0.58
Delaware	7	228,416.47	0.05
District of Columbia	17	1,077,760.14	0.21
Florida	776	37,062,606.64	7.38
Georgia	230	8,090,833.18	1.61
Hawaii	16	1,456,228.91	0.29
Idaho	14	389,532.02	0.08
Illinois	715	32,571,945.96	6.48
Indiana	69	1,788,366.35	0.36
Iowa	28	643,556.12	0.13
Kansas	13	342,747.62	0.07
Kentucky	25	669,487.71	0.13
Louisiana	26	558,401.39	0.11
Maine	8	260,554.08	0.05
Maryland	250	15,461,597.67	3.08
Massachusetts	257	15,473,474.31	3.08
Michigan	171	5,138,406.75	1.02
Minnesota	15	826,740.75	0.16
Missouri	92	2,288,686.97	0.46
Montana	19	656,074.40	0.13
Nebraska	50	1,075,312.27	0.21
Nevada	102	5,702,821.73	1.14
New Hampshire	17	802,968.53	0.16
New Jersey	132	8,516,694.83	1.70
New Mexico	11	455,643.78	0.09
New York	233	18,874,071.46	3.76
North Carolina	88	2,588,326.48	0.52
North Dakota	6	131,013.60	0.03
Oklahoma	50	1,169,584.50	0.23
Oregon	177	7,245,068.52	1.44
Pennsylvania	137	4,153,652.03	0.83
Rhode Island	41	2,059,471.68	0.41
South Carolina	70	2,190,440.40	0.44
South Dakota	11	280,557.49	0.06
Tennessee	168	4,516,927.47	0.90
Texas	1,662	45,442,042.09	9.05
Utah	160	5,705,673.56	1.14
Vermont	4	172,507.66	0.03
Virginia	194	13,586,088.04	2.70
Washington	379	19,045,038.09	3.79
Wisconsin	141	4,196,932.71	0.84
Wyoming	14	421,690.53	0.08
TOTAL	**9,700**	**502,304,866.87**	**100.00**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer

SACO 2005 WM3 {ZIPCODES}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	ORIG AM	REM AM	STATED REM	WA AGE	MIN GWAC	MAX GWAC	AVG BAL	WA LTV	WA CLTV	WA FICO	WA DTI	REM IO TERM
15YR	47	837,042.69	23.14	10.0566	0.5115	9.5451	180	177	176	4	9.5000	11.7000	17,809	100.00	100.00	606	37.91	0
30YR	117	2,780,028.19	76.86	10.6902	0.5115	10.1787	360	355	356	4	8.7500	12.7000	23,761	99.85	99.85	633	37.77	0
TOTAL	**164**	**3,617,070.88**	**100.00**	**10.5436**	**0.5115**	**10.0321**	**318**	**314**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**	**0**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 180	47	837,043	23.14	10.0566	9.5451	177	4	9.5000	11.7000	17,809	173	178	100.00	100.00	606	37.91
181 - 360	117	2,780,028	76.86	10.6902	10.1787	355	4	8.7500	12.7000	23,761	314	358	99.85	99.85	633	37.77
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**173**	**358**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 10,000	1	9,986	0.28	9.8500	9.3385	358	3	9.8500	9.8500	9,986	100.00	100.00	718	23.40
10,001 - 20,000	83	1,269,766	35.10	10.4286	9.9171	288	4	8.7500	12.7000	15,298	99.81	99.81	622	37.33
20,001 - 30,000	56	1,363,368	37.69	10.7565	10.2450	318	4	8.7500	12.2000	24,346	99.88	99.88	624	38.13
30,001 - 40,000	18	608,601	16.83	10.5660	10.0545	344	5	9.1000	11.9500	33,811	100.00	100.00	635	42.25
40,001 - 50,000	3	136,921	3.79	10.3150	9.8035	303	4	10.0000	10.4500	45,640	100.00	100.00	622	22.09
50,001 - 60,000	1	55,827	1.54	10.1000	9.5885	357	3	10.1000	10.1000	55,827	100.00	100.00	665	47.00
60,001 - 70,000	1	62,800	1.74	10.0000	9.4885	353	7	10.0000	10.0000	62,800	100.00	100.00	668	32.00
100,001 - 110,000	1	109,802	3.04	9.9900	9.4785	356	4	9.9900	9.9900	109,802	100.00	100.00	619	34.00
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 10,000	1	9,986	0.28	9.8500	9.3385	358	3	9.8500	9.8500	9,986	100.00	100.00	718	23.40
10,001 - 20,000	83	1,269,766	35.10	10.4286	9.9171	288	4	8.7500	12.7000	15,298	99.81	99.81	622	37.33
20,001 - 30,000	56	1,363,368	37.69	10.7565	10.2450	318	4	8.7500	12.2000	24,346	99.88	99.88	624	38.13
30,001 - 40,000	18	608,601	16.83	10.5660	10.0545	344	5	9.1000	11.9500	33,811	100.00	100.00	635	42.25
40,001 - 50,000	3	136,921	3.79	10.3150	9.8035	303	4	10.0000	10.4500	45,640	100.00	100.00	622	22.09
50,001 - 60,000	1	55,827	1.54	10.1000	9.5885	357	3	10.1000	10.1000	55,827	100.00	100.00	665	47.00
60,001 - 70,000	1	62,800	1.74	10.0000	9.4885	353	7	10.0000	10.0000	62,800	100.00	100.00	668	32.00
100,001 - 110,000	1	109,802	3.04	9.9900	9.4785	356	4	9.9900	9.9900	109,802	100.00	100.00	619	34.00
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15_Yr	**47**	**837,043**	**23.14**	**10.0566**	**9.5451**	**177**	**4**	**9.5000**	**11.7000**	**17,809**	**100.00**	**100.00**	**606**	**37.91**
9.500 - 9.749	1	14,068	0.39	9.5000	8.9885	173	7	9.5000	9.5000	14,068	100.00	100.00	628	38.00
9.750 - 9.999	5	89,693	2.48	9.7922	9.2807	176	4	9.7500	9.9000	17,939	100.00	100.00	609	41.39
10.000 - 10.249	39	687,743	19.01	10.0000	9.4885	177	3	10.0000	10.0000	17,634	100.00	100.00	605	37.12
11.250 - 11.499	1	17,587	0.49	11.4500	10.9385	177	3	11.4500	11.4500	17,587	100.00	100.00	626	36.00
11.500 - 11.749	1	27,951	0.77	11.7000	11.1885	175	5	11.7000	11.7000	27,951	100.00	100.00	577	47.20
30_Yr	**117**	**2,780,028**	**76.86**	**10.6902**	**10.1787**	**355**	**4**	**8.7500**	**12.7000**	**23,761**	**99.85**	**99.85**	**633**	**37.77**
8.750 - 8.999	6	115,518	3.19	8.8132	8.3017	355	5	8.7500	8.8500	19,253	100.00	100.00	680	35.94
9.000 - 9.249	3	74,116	2.05	9.0861	8.5746	356	5	9.0000	9.1000	24,705	98.30	98.30	666	39.00

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

SACO 2005 WM3 {ZIPCODES}

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
9.500 - 9.749	2	52,928	1.46	9.5398	9.0283	325	8	9.5000	9.6500	26,464	100.00	100.00	647	47.66
9.750 - 9.999	26	652,145	18.03	9.8869	9.3754	356	4	9.7500	9.9900	25,083	99.76	99.76	665	38.01
10.000 - 10.249	7	207,726	5.74	10.0593	9.5478	355	5	10.0000	10.1000	29,675	100.00	100.00	666	37.68
10.250 - 10.499	8	240,420	6.65	10.4277	9.9162	356	4	10.2500	10.4500	30,052	99.82	99.82	626	32.07
10.500 - 10.749	1	16,973	0.47	10.6500	10.1385	356	4	10.6500	10.6500	16,973	100.00	100.00	647	40.00
10.750 - 10.999	10	208,877	5.77	10.8996	10.3881	356	4	10.7500	10.9500	20,888	100.00	100.00	634	34.00
11.000 - 11.249	13	267,205	7.39	11.1457	10.6342	356	4	11.0000	11.2000	20,554	100.00	100.00	612	39.62
11.250 - 11.499	14	356,437	9.85	11.3717	10.8602	353	5	11.2500	11.4500	25,460	100.00	100.00	623	39.57
11.500 - 11.749	6	121,704	3.36	11.5683	11.0568	355	5	11.5000	11.7000	20,284	100.00	100.00	579	41.09
11.750 - 11.999	19	424,171	11.73	11.9364	11.4249	357	4	11.7500	11.9500	22,325	99.80	99.80	590	37.72
12.000 - 12.249	1	24,826	0.69	12.2000	11.6885	358	2	12.2000	12.2000	24,826	100.00	100.00	605	33.00
12.500 - 12.749	1	16,980	0.47	12.7000	12.1885	356	4	12.7000	12.7000	16,980	100.00	100.00	587	48.00
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
8.000 - 8.249	2	42,513	1.18	8.7500	8.2385	354	7	8.7500	8.7500	21,257	353	355	100.00	100.00	682	27.05
8.250 - 8.499	5	83,276	2.30	8.8685	8.3570	355	4	8.8500	9.0000	16,655	354	357	100.00	100.00	676	41.26
8.500 - 8.749	2	63,845	1.77	9.1000	8.5885	356	4	9.1000	9.1000	31,922	355	357	98.03	98.03	667	38.49
8.750 - 8.999	2	52,963	1.46	9.5000	8.9885	277	8	9.5000	9.5000	26,481	173	314	100.00	100.00	640	45.27
9.000 - 9.249	11	217,079	6.00	9.7435	9.2320	301	5	9.6500	9.7500	19,734	176	356	100.00	100.00	651	43.27
9.250 - 9.499	62	1,311,041	36.25	9.9682	9.4567	258	4	9.8500	10.0000	21,146	176	358	99.88	99.88	632	36.89
9.500 - 9.749	6	150,052	4.15	10.1268	9.6153	357	4	10.1000	10.2500	25,009	355	358	99.72	99.72	661	39.01
9.750 - 9.999	7	213,589	5.91	10.4500	9.9385	357	4	10.4500	10.4500	30,513	356	358	100.00	100.00	626	30.95
10.000 - 10.249	2	34,134	0.94	10.7003	10.1888	355	5	10.6500	10.7500	17,067	354	356	100.00	100.00	624	41.01
10.250 - 10.499	12	264,317	7.31	10.9369	10.4254	356	4	10.9000	11.0000	22,026	353	358	100.00	100.00	629	35.19
10.500 - 10.749	15	334,075	9.24	11.2209	10.7094	353	5	11.2000	11.2500	22,272	328	358	100.00	100.00	610	40.28
10.750 - 10.999	14	314,710	8.70	11.4627	10.9512	346	4	11.4500	11.5000	22,479	177	357	100.00	100.00	619	38.53
11.000 - 11.249	4	98,435	2.72	11.7147	11.2032	304	5	11.7000	11.7500	24,609	175	357	100.00	100.00	600	43.66
11.250 - 11.499	18	395,236	10.93	11.9500	11.4385	357	3	11.9500	11.9500	21,958	351	358	99.78	99.78	586	37.56
11.500 - 11.749	1	24,826	0.69	12.2000	11.6885	358	2	12.2000	12.2000	24,826	358	358	100.00	100.00	605	33.00
12.000 - 12.249	1	16,980	0.47	12.7000	12.1885	356	4	12.7000	12.7000	16,980	356	356	100.00	100.00	587	48.00
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**173**	**358**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 179	47	837,043	23.14	10.0566	9.5451	177	4	9.5000	11.7000	17,809	173	178	100.00	100.00	606	37.91
180 - 360	117	2,780,028	76.86	10.6902	10.1787	355	4	8.7500	12.7000	23,761	314	358	99.85	99.85	633	37.77
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**173**	**358**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
90.01 - 95.00	3	49,053	1.36	10.6293	10.1178	357	4	9.8500	11.9500	16,351	357	357	95.00	95.00	622	22.81
95.01 - 100.00	161	3,568,018	98.64	10.5424	10.0309	313	4	8.7500	12.7000	22,162	173	358	99.95	99.95	627	38.01
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**173**	**358**	**99.89**	**99.89**	**627**	**37.80**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

SACO 2005 WM3 {ZIPCODES}

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
90.01 - 95.00	3	49,053	1.36	10.6293	10.1178	357	4	9.8500	11.9500	16,351	357	357	95.00	95.00	622	22.81
95.01 - 100.00	161	3,568,018	98.64	10.5424	10.0309	313	4	8.7500	12.7000	22,162	173	358	99.95	99.95	627	38.01
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**173**	**358**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**113**	**2,480,981**	**68.59**	**10.5654**	**10.0539**	**302**	**4**	**8.7500**	**12.1885**	**21,956**	**99.87**	**99.87**	**611**	**38.43**
10.01 - 20.00	5	143,491	3.97	10.5602	10.0487	339	4	9.9900	11.4385	28,698	99.49	99.49	613	16.99
20.01 - 25.00	5	92,212	2.55	11.1223	10.6108	286	4	10.0000	11.4385	18,442	100.00	100.00	599	22.78
25.01 - 30.00	13	238,054	6.58	10.7946	10.2831	289	4	8.7500	11.4385	18,312	99.64	99.64	609	28.54
30.01 - 35.00	18	477,109	13.19	10.2420	9.7305	304	4	8.8500	11.6885	26,506	100.00	100.00	618	33.06
35.01 - 40.00	17	372,384	10.30	10.7364	10.2249	298	4	8.8500	11.4385	21,905	100.00	100.00	607	38.49
40.01 - 45.00	15	293,999	8.13	10.6009	10.0894	336	4	8.8500	11.4385	19,600	99.85	99.85	615	42.84
45.01 - 50.00	40	863,734	23.88	10.5366	10.0251	291	4	8.8500	12.1885	21,593	99.85	99.85	608	47.83
Limited	**1**	**27,865**	**0.77**	**8.7500**	**8.2385**	**353**	**7**	**8.7500**	**8.2385**	**27,865**	**100.00**	**100.00**	**682**	**27.60**
25.01 - 30.00	1	27,865	0.77	8.7500	8.2385	353	7	8.7500	8.2385	27,865	100.00	100.00	682	27.60
Stated Income	**50**	**1,108,225**	**30.64**	**10.5398**	**10.0283**	**338**	**4**	**9.5000**	**11.2385**	**22,164**	**99.92**	**99.92**	**661**	**36.64**
10.01 - 20.00	2	34,187	0.95	9.8500	9.3385	357	4	9.8500	9.3385	17,093	97.48	97.48	723	17.90
20.01 - 25.00	4	67,809	1.87	9.9748	9.4633	326	4	9.8500	9.5885	16,952	100.00	100.00	705	23.51
25.01 - 30.00	9	188,440	5.21	10.6346	10.1231	335	4	9.8500	10.9385	20,938	100.00	100.00	650	28.67
30.01 - 35.00	9	181,225	5.01	10.3579	9.8464	314	5	9.9900	10.9385	20,136	100.00	100.00	648	32.83
35.01 - 40.00	11	227,206	6.28	10.9761	10.4646	329	4	9.5000	11.2385	20,655	100.00	100.00	644	37.60
40.01 - 45.00	6	168,105	4.65	10.3214	9.8099	355	5	9.7500	10.7385	28,017	100.00	100.00	689	42.62
45.01 - 50.00	9	241,253	6.67	10.6001	10.0886	356	4	9.8500	10.9385	26,806	100.00	100.00	652	47.01
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.1885**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	15	374,273	10.35	10.9640	10.4525	343	4	9	12	24,952	100	100	613	34.64
Purchase	145	3,146,449	86.99	10.4766	9.9651	309	4	9	13	21,700	100	100	629	38.12
Rate/Term Refinance	4	96,350	2.66	11.0989	10.5874	355	5	10	12	24,087	99	99	602	39.53
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**9**	**13**	**22,055**	**100**	**100**	**627**	**37.80**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	5	91,759	2.54	11.3257	10.8142	356	3	10.1000	11.9500	18,352	100.00	100.00	611	35.60
Condominium	3	56,128	1.55	10.7866	10.2751	358	3	9.9000	11.9500	18,709	100.00	100.00	602	39.29
PUD	20	584,396	16.16	10.6531	10.1416	352	4	8.8500	11.9500	29,220	99.93	99.93	637	36.63
Single Family	136	2,884,788	79.75	10.4918	9.9803	304	4	8.7500	12.7000	21,212	99.87	99.87	625	38.08
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Owner Occupied	164	3,617,071	100.00	10.5436	10.0321	314	4	8.7500	12.7000	22,055	99.89	99.89	627	37.80
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

### Collateral Grouped by Mortgage Ins. Company

| MI | Count | Balance | Percent | GWAC | NWAC | WAM | WA Age | Min GWAC | Max GWAC | Avg Bal | WA LTV | WA COMBINED LTV | WA FICO | WA DTI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| No MI | 164 | 3,617,071 | 100.00 | 10.5436 | 10.0321 | 314 | 4 | 8.7500 | 12.7000 | 22,055 | 99.89 | 99.89 | 627 | 37.80 |
| **TOTAL** | **164** | **3,617,071** | **100.00** | **10.5436** | **10.0321** | **314** | **4** | **8.7500** | **12.7000** | **22,055** | **99.89** | **99.89** | **627** | **37.80** |

### Collateral Grouped by State

| STATE | Count | Balance | Percent | GWAC | NWAC | WAM | WA Age | Min GWAC | Max GWAC | Avg Bal | WA LTV | WA COMBINED LTV | WA FICO | WA DTI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| AL | 1 | 15,973 | 0.44 | 8.8500 | 8.3385 | 357 | 3 | 8.8500 | 8.8500 | 15,973 | 100.00 | 100.00 | 685 | 38.00 |
| IA | 1 | 25,574 | 0.71 | 11.2000 | 10.6885 | 358 | 3 | 11.2000 | 11.2000 | 25,574 | 100.00 | 100.00 | 619 | 31.00 |
| IL | 7 | 144,884 | 4.01 | 11.4955 | 10.9840 | 357 | 3 | 10.4500 | 11.9500 | 20,698 | 99.99 | 99.99 | 600 | 37.54 |
| IN | 24 | 512,275 | 14.16 | 10.6210 | 10.1095 | 355 | 5 | 8.8500 | 11.9500 | 21,345 | 99.75 | 99.75 | 629 | 38.87 |
| MI | 20 | 393,206 | 10.87 | 10.7771 | 10.2656 | 355 | 5 | 8.7500 | 12.7000 | 19,660 | 99.78 | 99.78 | 633 | 34.41 |
| NC | 27 | 682,663 | 18.87 | 10.8419 | 10.3304 | 356 | 4 | 8.8500 | 11.9500 | 25,284 | 99.87 | 99.87 | 637 | 36.44 |
| PA | 5 | 119,306 | 3.30 | 10.9814 | 10.4699 | 342 | 6 | 9.5000 | 11.9500 | 23,861 | 100.00 | 100.00 | 625 | 41.78 |
| SC | 17 | 488,394 | 13.50 | 10.6394 | 10.1279 | 354 | 5 | 8.7500 | 11.9500 | 28,729 | 99.91 | 99.91 | 636 | 40.47 |
| SD | 3 | 63,869 | 1.77 | 11.5887 | 11.0772 | 357 | 3 | 11.2000 | 12.2000 | 21,290 | 100.00 | 100.00 | 613 | 35.37 |
| TN | 47 | 837,043 | 23.14 | 10.0566 | 9.5451 | 177 | 4 | 9.5000 | 11.7000 | 17,809 | 100.00 | 100.00 | 606 | 37.91 |
| TX | 12 | 333,884 | 9.23 | 9.8822 | 9.3707 | 356 | 4 | 8.8500 | 9.9900 | 27,824 | 99.78 | 99.78 | 646 | 38.41 |
| **TOTAL** | **164** | **3,617,071** | **100.00** | **10.5436** | **10.0321** | **314** | **4** | **8.7500** | **12.7000** | **22,055** | **99.89** | **99.89** | **627** | **37.80** |

### Collateral Grouped by FICO Score

| FICO SCORE | Count | Balance | Percent | GWAC | NWAC | WAM | WA Age | Min GWAC | Max GWAC | Avg Bal | WA LTV | WA COMBINED LTV | WA FICO | WA DTI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| 550 - 599 | 52 | 1,033,214 | 28.56 | 11.1139 | 10.6024 | 289 | 4 | 9.7500 | 12.7000 | 19,870 | 99.85 | 99.85 | 584 | 39.74 |
| 600 - 624 | 33 | 806,159 | 22.29 | 10.5647 | 10.0532 | 302 | 4 | 9.9900 | 12.2000 | 24,429 | 100.00 | 100.00 | 614 | 36.57 |
| 625 - 649 | 44 | 983,268 | 27.18 | 10.6039 | 10.0924 | 322 | 4 | 9.5000 | 11.7500 | 22,347 | 99.96 | 99.96 | 636 | 36.98 |
| 650 - 674 | 21 | 493,172 | 13.63 | 9.7916 | 9.2801 | 342 | 4 | 8.8500 | 10.9000 | 23,484 | 99.74 | 99.74 | 664 | 39.39 |
| 675 - 699 | 8 | 175,166 | 4.84 | 9.3721 | 8.8606 | 356 | 5 | 8.7500 | 9.8500 | 21,896 | 99.51 | 99.51 | 686 | 36.90 |
| 700 - 724 | 2 | 44,874 | 1.24 | 9.8500 | 9.3385 | 355 | 4 | 9.8500 | 9.8500 | 22,437 | 100.00 | 100.00 | 704 | 28.45 |
| 750 - 774 | 2 | 40,935 | 1.13 | 9.8500 | 9.3385 | 357 | 3 | 9.8500 | 9.8500 | 20,468 | 100.00 | 100.00 | 762 | 32.55 |
| 775 - 799 | 2 | 40,282 | 1.11 | 9.7980 | 9.2865 | 354 | 6 | 9.7500 | 9.8500 | 20,141 | 100.00 | 100.00 | 787 | 32.87 |
| **TOTAL** | **164** | **3,617,071** | **100.00** | **10.5436** | **10.0321** | **314** | **4** | **8.7500** | **12.7000** | **22,055** | **99.89** | **99.89** | **627** | **37.80** |

### Collateral Grouped by Prepayment Penalty

| PREPAY PP DESC | Count | Balance | Percent | GWAC | NWAC | WAM | WA Age | Min GWAC | Max GWAC | Avg Bal | WA LTV | WA COMBINED LTV | WA FICO | WA DTI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **No** | **120** | **2,696,279** | **74.54** | **10.5144** | **10.0029** | **300** | **4** | **8.7500** | **12.7000** | **22,469** | **99.92** | **99.92** | **625** | **38.12** |
| NO | 120 | 2,696,279 | 74.54 | 10.5144 | 10.0029 | 300 | 4 | 8.7500 | 12.7000 | 22,469 | 99.92 | 99.92 | 625 | 38.12 |
| **Yes** | **44** | **920,792** | **25.46** | **10.6291** | **10.1176** | **355** | **5** | **8.7500** | **11.9500** | **20,927** | **99.77** | **99.77** | **632** | **36.87** |
| 2YP | 37 | 730,975 | 20.21 | 10.6449 | 10.1334 | 355 | 5 | 8.7500 | 11.9500 | 19,756 | 99.71 | 99.71 | 632 | 35.84 |
| 3YP | 7 | 189,817 | 5.25 | 10.5683 | 10.0568 | 354 | 5 | 10.0000 | 11.7000 | 27,117 | 100.00 | 100.00 | 633 | 40.85 |
| **TOTAL** | **164** | **3,617,071** | **100.00** | **10.5436** | **10.0321** | **314** | **4** | **8.7500** | **12.7000** | **22,055** | **99.89** | **99.89** | **627** | **37.80** |

### Collateral Grouped by Lien Status

| LIEN | Count | Balance | Percent | GWAC | NWAC | WAM | WA Age | Min GWAC | Max GWAC | Avg Bal | WA LTV | WA COMBINED LTV | WA FICO | WA DTI |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Second Lien | 164 | 3,617,071 | 100.00 | 10.5436 | 10.0321 | 314 | 4 | 8.7500 | 12.7000 | 22,055 | 99.89 | 99.89 | 627 | 37.80 |
| **TOTAL** | **164** | **3,617,071** | **100.00** | **10.5436** | **10.0321** | **314** | **4** | **8.7500** | **12.7000** | **22,055** | **99.89** | **99.89** | **627** | **37.80** |

*The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.*

SACO 2005 WM3 {ZIPCODES}

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w/out MI	164	3,617,071	100.00	10.5436	10.0321	314	4	8.7500	12.7000	22,055	99.89	99.89	100.00	627	37.80
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**100.00**	**627**	**37.80**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	164	3,617,071	100.00	10.5436	10.0321	314	4	8.7500	12.7000	22,055	99.89	99.89	627	37.80
TOTAL	**164**	**3,617,071**	**100.00**	**10.5436**	**10.0321**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	**164**	**3,617,070.88**	**100.00**	**10.5436**	**0.5115**	**10.0321**	**314**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**
0.000	164	3,617,070.88	100.00	10.5436	0.5115	10.0321	314	314	4	8.7500	12.7000	22,055	99.89	99.89	627	37.80
TOTAL	**164**	**3,617,070.88**	**100.00**	**10.5436**	**0.5115**	**10.0321**	**314**	**314**	**4**	**8.7500**	**12.7000**	**22,055**	**99.89**	**99.89**	**627**	**37.80**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

SACO 2005 WM3 {TEXAS}

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	ORIG AM	REM AM	STATED REM	WA AGE	MIN GWAC	MAX GWAC	AVG BAL	WA LTV	WA CLTV	WA FICO	WA DTI	REM IO TERM
15YR	27	689,375.61	1.52	9.9516	0.5115	9.4401	180	176	176	4	9.0000	9.9900	25,532	99.76	99.76	614	37.03	0
20YR	10	240,925.41	0.53	9.9523	0.5115	9.4408	240	235	235	5	9.8500	9.9900	24,093	100.00	100.00	638	37.81	0
30YR	1,625	44,511,741.07	97.95	9.9000	0.5115	9.3885	360	354	355	5	6.6000	9.9990	27,392	99.89	99.89	631	39.97	0
TOTAL	**1,662**	**45,442,042.09**	**100.00**	**9.9011**	**0.5115**	**9.3896**	**357**	**351**	**352**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**	**0**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 180	27	689,376	1.52	9.9516	9.4401	176	4	9.0000	9.9900	25,532	172	178	99.76	99.76	614	37.03
181 - 360	1,635	44,752,666	98.48	9.9003	9.3888	354	5	6.6000	9.9990	27,372	78	359	99.89	99.89	631	39.96
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**78**	**359**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 10,000	12	114,660	0.25	9.8620	9.3505	328	4	8.8500	9.9900	9,555	98.94	98.94	638	36.56
10,001 - 20,000	534	8,498,333	18.70	9.9012	9.3897	349	5	8.5000	9.9990	15,914	99.81	99.81	627	38.73
20,001 - 30,000	690	17,058,055	37.54	9.9183	9.4068	351	4	6.6000	9.9900	24,722	99.91	99.91	626	40.48
30,001 - 40,000	242	8,247,782	18.15	9.8961	9.3846	352	5	8.6000	9.9990	34,082	99.97	99.97	625	40.94
40,001 - 50,000	80	3,595,700	7.91	9.8966	9.3851	348	4	8.7500	9.9900	44,946	99.92	99.92	631	39.53
50,001 - 60,000	43	2,362,848	5.20	9.9127	9.4012	351	5	8.8500	9.9900	54,950	100.00	100.00	633	40.28
60,001 - 70,000	22	1,440,920	3.17	9.8622	9.3507	356	4	8.7500	9.9900	65,496	99.94	99.94	639	40.50
70,001 - 80,000	11	824,344	1.81	9.8815	9.3700	354	5	9.7500	9.9900	74,940	100.00	100.00	662	36.19
80,001 - 90,000	9	766,872	1.69	9.9412	9.4297	338	3	9.8500	9.9900	85,208	100.00	100.00	656	33.25
90,001 - 100,000	3	278,837	0.61	9.7840	9.2725	355	5	9.7500	9.8500	92,946	100.00	100.00	692	40.84
100,001 - 110,000	2	211,146	0.46	9.9900	9.4785	356	4	9.9900	9.9900	105,573	100.00	100.00	614	40.24
110,001 - 120,000	4	464,609	1.02	9.9551	9.4436	354	6	9.8500	9.9900	116,152	100.00	100.00	649	39.47
130,001 - 140,000	1	135,812	0.30	9.8500	9.3385	357	3	9.8500	9.8500	135,812	100.00	100.00	715	46.00
140,001 - 150,000	4	591,013	1.30	9.7650	9.2535	355	4	9.1000	9.9900	147,753	97.76	97.76	666	39.68
150,001 - 200,000	5	851,110	1.87	9.7316	9.2201	357	3	8.8500	9.9900	170,222	100.00	100.00	681	39.09
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 10,000	12	114,660	0.25	9.8620	9.3505	328	4	8.8500	9.9900	9,555	98.94	98.94	638	36.56
10,001 - 20,000	537	8,552,747	18.82	9.8998	9.3883	349	5	8.5000	9.9990	15,927	99.81	99.81	627	38.73
20,001 - 30,000	687	17,003,641	37.42	9.9191	9.4076	351	4	6.6000	9.9900	24,751	99.91	99.91	626	40.49
30,001 - 40,000	243	8,287,715	18.24	9.8958	9.3843	352	5	8.6000	9.9990	34,106	99.97	99.97	625	40.95
40,001 - 50,000	80	3,605,737	7.93	9.8847	9.3732	349	4	8.7500	9.9900	45,072	99.92	99.92	631	39.54
50,001 - 60,000	42	2,312,878	5.09	9.9325	9.4210	351	5	8.8500	9.9900	55,069	100.00	100.00	633	40.22
60,001 - 70,000	22	1,440,920	3.17	9.8622	9.3507	356	4	8.7500	9.9900	65,496	99.94	99.94	639	40.50
70,001 - 80,000	11	824,344	1.81	9.8815	9.3700	354	5	9.7500	9.9900	74,940	100.00	100.00	662	36.19
80,001 - 90,000	9	766,872	1.69	9.9412	9.4297	338	3	9.8500	9.9900	85,208	100.00	100.00	656	33.25
90,001 - 100,000	3	278,837	0.61	9.7840	9.2725	355	5	9.7500	9.8500	92,946	100.00	100.00	692	40.84
100,001 - 110,000	2	211,146	0.46	9.9900	9.4785	356	4	9.9900	9.9900	105,573	100.00	100.00	614	40.24
110,001 - 120,000	4	464,609	1.02	9.9551	9.4436	354	6	9.8500	9.9900	116,152	100.00	100.00	649	39.47
130,001 - 140,000	1	135,812	0.30	9.8500	9.3385	357	3	9.8500	9.8500	135,812	100.00	100.00	715	46.00
140,001 - 150,000	4	591,013	1.30	9.7650	9.2535	355	4	9.1000	9.9900	147,753	97.76	97.76	666	39.68
150,001 - 200,000	5	851,110	1.87	9.7316	9.2201	357	3	8.8500	9.9900	170,222	100.00	100.00	681	39.09

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

SACO 2005 WM3 {TEXAS}

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
15_Yr	27	689,376	1.52	9.9516	9.4401	176	4	9.0000	9.9900	25,532	99.76	99.76	614	37.03
9.000 - 9.249	1	14,010	0.03	9.0000	8.4885	175	5	9.0000	9.0000	14,010	100.00	100.00	660	11.00
9.750 - 9.999	26	675,366	1.49	9.9714	9.4599	176	4	9.7500	9.9900	25,976	99.76	99.76	614	37.57
20_Yr	10	240,925	0.53	9.9523	9.4408	235	5	9.8500	9.9900	24,093	100.00	100.00	638	37.81
9.750 - 9.999	10	240,925	0.53	9.9523	9.4408	235	5	9.8500	9.9900	24,093	100.00	100.00	638	37.81
30_Yr	1,625	44,511,741	97.95	9.9000	9.3885	354	5	6.6000	9.9990	27,392	99.89	99.89	631	39.97
6.500 - 6.749	1	24,063	0.05	6.6000	6.0885	354	4	6.6000	6.6000	24,063	100.00	100.00	606	40.00
8.500 - 8.749	3	68,517	0.15	8.5787	8.0672	356	5	8.5000	8.6000	22,839	99.94	99.94	684	33.50
8.750 - 8.999	40	1,104,778	2.43	8.8250	8.3135	351	4	8.7500	8.8500	27,619	99.78	99.78	708	40.48
9.000 - 9.249	47	1,383,219	3.04	9.0705	8.5590	355	4	9.0000	9.1000	29,430	99.27	99.27	666	37.78
9.250 - 9.499	1	27,041	0.06	9.4500	8.9385	349	5	9.4500	9.4500	27,041	100.00	100.00	638	45.00
9.500 - 9.749	5	137,410	0.30	9.5815	9.0700	356	5	9.5000	9.7350	27,482	99.04	99.04	653	44.60
9.750 - 9.999	1,528	41,766,714	91.91	9.9613	9.4498	354	5	9.7500	9.9990	27,334	99.91	99.91	628	40.02
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
6.000 - 6.249	1	24,063	0.05	6.6000	6.0885	354	4	6.6000	6.6000	24,063	354	354	100.00	100.00	606	40.00
7.750 - 7.999	1	14,582	0.03	8.5000	7.9885	348	10	8.5000	8.5000	14,582	348	348	100.00	100.00	688	27.00
8.000 - 8.249	11	330,031	0.73	8.7255	8.2140	355	6	8.6000	8.7500	30,003	353	358	99.62	99.62	710	38.57
8.250 - 8.499	48	1,251,091	2.75	8.9006	8.3891	349	4	8.8500	9.0000	26,064	96	358	99.77	99.77	692	39.22
8.500 - 8.749	31	974,818	2.15	9.1000	8.5885	355	4	9.1000	9.1000	31,446	343	358	99.13	99.13	666	38.20
8.750 - 8.999	3	97,051	0.21	9.4861	8.9746	354	5	9.4500	9.5000	32,350	349	356	100.00	100.00	651	45.65
9.000 - 9.249	105	3,034,392	6.68	9.7481	9.2366	351	6	9.6500	9.7500	28,899	176	356	99.78	99.78	689	38.47
9.250 - 9.499	1,462	39,716,014	87.40	9.9772	9.4657	351	4	9.8500	9.9990	27,166	78	359	99.92	99.92	623	40.09
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	78	359	99.89	99.89	631	39.91

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
- 179	29	708,828	1.56	9.9294	9.4179	173	4	8.8500	9.9900	24,442	78	178	99.77	99.77	616	37.25
180 - 360	1,633	44,733,214	98.44	9.9006	9.3891	354	5	6.6000	9.9990	27,393	220	359	99.89	99.89	631	39.96
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	78	359	99.89	99.89	631	39.91

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
80.01 - 90.00	8	138,866	0.31	9.6948	9.1833	354	5	8.8500	9.9900	17,358	351	357	89.29	89.29	663	40.08
90.01 - 95.00	18	502,123	1.10	9.6261	9.1146	343	5	8.7500	9.9900	27,896	176	358	94.73	94.73	636	41.29
95.01 - 100.00	1,636	44,801,053	98.59	9.9048	9.3933	351	5	6.6000	9.9990	27,385	78	359	99.98	99.98	631	39.90
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	78	359	99.89	99.89	631	39.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
80.01 - 90.00	8	138,866	0.31	9.6948	9.1833	354	5	8.8500	9.9900	17,358	351	357	89.29	89.29	663	40.08
90.01 - 95.00	18	502,123	1.10	9.6261	9.1146	343	5	8.7500	9.9900	27,896	176	358	94.73	94.73	636	41.29
95.01 - 100.00	1,636	44,801,053	98.59	9.9048	9.3933	351	5	6.6000	9.9990	27,385	78	359	99.98	99.98	631	39.90
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**78**	**359**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**1,009**	**26,449,959**	**58.21**	**9.8788**	**9.3673**	**350**	**5**	**6.6000**	**9.4875**	**26,214**	**99.87**	**99.87**	**610**	**39.98**
0.00 - 10.00	7	196,057	0.43	9.6305	9.1190	356	4	9.0000	9.4785	28,008	100.00	100.00	638	6.83
10.01 - 20.00	25	734,976	1.62	9.9479	9.4364	332	4	9.0000	9.4785	29,399	99.90	99.90	604	17.51
20.01 - 25.00	47	980,408	2.16	9.8286	9.3171	354	4	8.7500	9.4785	20,860	99.90	99.90	620	23.20
25.01 - 30.00	78	1,994,244	4.39	9.8086	9.2971	346	4	8.5000	9.4785	25,567	99.92	99.92	614	27.79
30.01 - 35.00	107	2,900,560	6.38	9.8895	9.3780	348	4	8.7500	9.4785	27,108	99.87	99.87	613	33.14
35.01 - 40.00	182	4,600,308	10.12	9.9063	9.3948	348	5	6.6000	9.4835	25,276	99.88	99.88	609	37.95
40.01 - 45.00	224	6,140,983	13.51	9.8797	9.3682	355	4	8.7500	9.4875	27,415	99.80	99.80	609	43.12
45.01 - 50.00	335	8,816,826	19.40	9.8805	9.3690	351	5	8.6000	9.4875	26,319	99.91	99.91	609	48.22
50.01 - 55.00	4	85,596	0.19	9.9900	9.4785	353	4	9.9900	9.4785	21,399	97.86	97.86	587	52.97
Limited	**38**	**1,155,085**	**2.54**	**9.8523**	**9.3408**	**351**	**4**	**8.7500**	**9.4785**	**30,397**	**99.79**	**99.79**	**615**	**37.41**
0.00 - 10.00	3	96,025	0.21	9.9482	9.4367	357	4	9.7500	9.4785	32,008	100.00	100.00	634	9.42
10.01 - 20.00	1	48,628	0.11	9.9900	9.4785	337	6	9.9900	9.4785	48,628	100.00	100.00	608	14.00
20.01 - 25.00	2	63,215	0.14	9.9900	9.4785	357	3	9.9900	9.4785	31,608	100.00	100.00	629	22.00
25.01 - 30.00	3	79,942	0.18	9.6052	9.0937	355	6	9.0000	9.4785	26,647	100.00	100.00	624	28.95
30.01 - 35.00	2	44,919	0.10	9.9900	9.4785	357	4	9.9900	9.4785	22,460	100.00	100.00	591	32.00
35.01 - 40.00	7	223,192	0.49	9.5514	9.0399	350	4	8.7500	9.4785	31,885	99.46	99.46	631	38.63
40.01 - 45.00	8	202,100	0.44	9.8594	9.3479	336	4	9.1000	9.4785	25,263	99.37	99.37	621	43.68
45.01 - 50.00	12	397,063	0.87	9.9900	9.4785	356	4	9.9900	9.4785	33,089	100.00	100.00	598	47.92
Stated Income	**615**	**17,836,999**	**39.25**	**9.9372**	**9.4257**	**352**	**4**	**8.8500**	**9.4785**	**29,003**	**99.92**	**99.92**	**662**	**39.97**
0.00 - 10.00	1	22,570	0.05	9.9900	9.4785	358	3	9.9900	9.4785	22,570	100.00	100.00	627	10.00
10.01 - 20.00	8	137,550	0.30	9.9329	9.4214	355	5	9.7500	9.4785	17,194	100.00	100.00	656	17.59
20.01 - 25.00	23	650,929	1.43	9.9295	9.4180	354	4	9.8500	9.4785	28,301	100.00	100.00	677	23.26
25.01 - 30.00	52	1,287,571	2.83	9.9181	9.4066	349	4	9.7500	9.4785	24,761	100.00	100.00	670	27.98
30.01 - 35.00	73	2,270,887	5.00	9.9303	9.4188	354	5	8.8500	9.4785	31,108	99.56	99.56	659	32.83
35.01 - 40.00	131	3,877,821	8.53	9.9352	9.4237	351	5	9.7500	9.4785	29,602	100.00	100.00	663	38.10
40.01 - 45.00	164	4,770,772	10.50	9.9367	9.4252	351	4	9.4500	9.4785	29,090	99.92	99.92	664	43.29
45.01 - 50.00	163	4,818,899	10.60	9.9485	9.4370	351	5	9.0000	9.4785	29,564	99.98	99.98	658	47.80
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.4875**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Purchase	1,622	44,272,800	97.43	9.9015	9.3900	351	5	7	10	27,295	100	100	631	39.96
Rate/Term Refinance	40	1,169,242	2.57	9.8862	9.3747	344	5	9	10	29,231	98	98	625	38.24
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**7**	**10**	**27,342**	**100**	**100**	**631**	**39.91**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
2-4 Family	9	232,092	0.51	9.6646	9.1531	354	6	8.5000	9.9900	25,788	100.00	100.00	650	36.98

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Condominium	31	854,427	1.88	9.8758	9.3643	356	4	8.8500	9.9900	27,562	99.72	99.72	647	37.22
PUD	603	18,749,231	41.26	9.9161	9.4046	351	4	6.6000	9.9990	31,093	99.89	99.89	627	40.50
Single Family	1,017	25,579,960	56.29	9.8929	9.3814	350	5	8.6000	9.9990	25,152	99.89	99.89	633	39.60
Townhouse	2	26,333	0.06	9.9900	9.4785	356	4	9.9900	9.9900	13,166	100.00	100.00	596	40.75
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Owner Occupied	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No MI	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
TX	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
500 - 549	1	26,931	0.06	9.9900	9.4785	357	3	9.9900	9.9900	26,931	100.00	100.00	523	48.00
550 - 599	477	12,069,283	26.56	9.9869	9.4754	349	4	8.8500	9.9990	25,302	99.93	99.93	585	40.69
600 - 624	390	10,384,264	22.85	9.9811	9.4696	351	4	6.6000	9.9990	26,626	99.91	99.91	612	39.68
625 - 649	367	9,883,494	21.75	9.9659	9.4544	351	5	9.4500	9.9900	26,931	99.93	99.93	636	39.75
650 - 674	211	6,462,168	14.22	9.7644	9.2529	352	5	8.7500	9.9900	30,626	99.67	99.67	661	39.64
675 - 699	113	3,304,338	7.27	9.6567	9.1452	352	5	8.5000	9.9900	29,242	99.94	99.94	686	39.88
700 - 724	52	1,720,438	3.79	9.6988	9.1873	352	4	8.7500	9.9900	33,085	100.00	100.00	709	38.80
725 - 749	27	869,884	1.91	9.6602	9.1487	352	4	8.7500	9.8500	32,218	99.86	99.86	738	37.81
750 - 774	16	556,257	1.22	9.5535	9.0420	350	5	8.7500	9.8500	34,766	100.00	100.00	762	40.32
775 - 799	7	152,504	0.34	9.5253	9.0138	345	4	8.8500	9.8500	21,786	98.22	98.22	787	40.43
800 +	1	12,479	0.03	8.8500	8.3385	358	3	8.8500	8.8500	12,479	100.00	100.00	803	24.00
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**
NO	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	**1,662**	**45,442,042**	**100.00**	**9.9011**	**9.3896**	**351**	**5**	**6.6000**	**9.9990**	**27,342**	**99.89**	**99.89**	**631**	**39.91**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

SACO 2005 WM3 {TEXAS}

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Second Lien	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w/out MI	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	100.00	631	39.91
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	100.00	631	39.91

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	1,662	45,442,042	100.00	9.9011	9.3896	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91

Collateral Grouped by IO

IO IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	1,662	45,442,042.09	100.00	9.9011	0.5115	9.3896	352	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
0.000	1,662	45,442,042.09	100.00	9.9011	0.5115	9.3896	352	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91
TOTAL	1,662	45,442,042.09	100.00	9.9011	0.5115	9.3896	352	351	5	6.6000	9.9990	27,342	99.89	99.89	631	39.91

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Loan Type

DP	Count	Balance	Percent	GWAC	WA Strip	NWAC	ORIG AM	REM AM	STATED REM	WA AGE	MIN GWAC	MAX GWAC	AVG BAL	WA LTV	WA CLTV	WA FICO	WA DTI	REM IO TERM
30YR	50	3,232,929.60	100.00	10.5443	0.5115	10.0328	360	357	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68	0
TOTAL	**50**	**3,232,929.60**	**100.00**	**10.5443**	**0.5115**	**10.0328**	**360**	**357**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**	**0**

Collateral Grouped by Original Term

STATED ORIGINAL TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
181 - 360	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	342	358	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**342**	**358**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Original Balance

ORIGINAL BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30,001 - 40,000	3	103,499	3.20	10.2224	9.7109	356	4	9.5000	11.4500	34,500	100.00	100.00	666	35.41
40,001 - 50,000	10	446,903	13.82	10.8443	10.3328	357	3	9.6000	11.9500	44,690	100.00	100.00	633	42.94
50,001 - 60,000	12	660,482	20.43	10.4697	9.9582	356	3	9.1000	11.7000	55,040	100.00	100.00	659	44.42
60,001 - 70,000	8	524,040	16.21	10.5530	10.0415	357	4	9.8500	11.4500	65,505	99.61	99.61	661	46.06
70,001 - 80,000	6	454,643	14.06	10.1482	9.6367	357	3	9.6000	10.9000	75,774	100.00	100.00	708	48.13
80,001 - 90,000	6	516,203	15.97	10.6031	10.0916	356	3	9.6000	11.7000	86,034	100.00	100.00	659	45.33
90,001 - 100,000	2	191,741	5.93	9.9711	9.4596	358	3	9.8500	10.1000	95,871	100.00	100.00	699	47.48
100,001 - 110,000	2	212,570	6.58	10.8337	10.3222	355	3	10.4500	11.2000	106,285	100.00	100.00	620	45.56
120,001 - 130,000	1	122,847	3.80	11.7000	11.1885	357	4	11.7000	11.7000	122,847	100.00	100.00	600	33.00
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Current Balance

CURRENT BALANCE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30,001 - 40,000	3	103,499	3.20	10.2224	9.7109	356	4	9.5000	11.4500	34,500	100.00	100.00	666	35.41
40,001 - 50,000	10	446,903	13.82	10.8443	10.3328	357	3	9.6000	11.9500	44,690	100.00	100.00	633	42.94
50,001 - 60,000	12	660,482	20.43	10.4697	9.9582	356	3	9.1000	11.7000	55,040	100.00	100.00	659	44.42
60,001 - 70,000	8	524,040	16.21	10.5530	10.0415	357	4	9.8500	11.4500	65,505	99.61	99.61	661	46.06
70,001 - 80,000	6	454,643	14.06	10.1482	9.6367	357	3	9.6000	10.9000	75,774	100.00	100.00	708	48.13
80,001 - 90,000	6	516,203	15.97	10.6031	10.0916	356	3	9.6000	11.7000	86,034	100.00	100.00	659	45.33
90,001 - 100,000	2	191,741	5.93	9.9711	9.4596	358	3	9.8500	10.1000	95,871	100.00	100.00	699	47.48
100,001 - 110,000	2	212,570	6.58	10.8337	10.3222	355	3	10.4500	11.2000	106,285	100.00	100.00	620	45.56
120,001 - 130,000	1	122,847	3.80	11.7000	11.1885	357	4	11.7000	11.7000	122,847	100.00	100.00	600	33.00
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
30_Yr	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**
9.000 - 9.249	1	54,911	1.70	9.1000	8.5885	357	3	9.1000	9.1000	54,911	100.00	100.00	642	34.00
9.250 - 9.499	1	57,881	1.79	9.3500	8.8385	356	4	9.3500	9.3500	57,881	100.00	100.00	690	49.00
9.500 - 9.749	4	249,426	7.72	9.5852	9.0737	356	4	9.5000	9.6000	62,357	100.00	100.00	706	45.06
9.750 - 9.999	11	749,283	23.18	9.8534	9.3419	357	3	9.8500	9.9000	68,117	100.00	100.00	710	44.54
10.000 - 10.249	5	318,302	9.85	10.0987	9.5872	357	4	10.0000	10.2000	63,660	99.36	99.36	683	44.71
10.250 - 10.499	2	152,744	4.72	10.4500	9.9385	357	4	10.4500	10.4500	76,372	100.00	100.00	626	42.68
10.500 - 10.749	4	255,998	7.92	10.6138	10.1023	356	4	10.5000	10.6500	64,000	100.00	100.00	659	47.84
10.750 - 10.999	7	413,081	12.78	10.9061	10.3946	355	3	10.8500	10.9500	59,012	100.00	100.00	648	46.21

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by Current Gross Coupon

TERM CURRENT GROSS COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
11.000 - 11.249	5	347,646	10.75	11.2000	10.6885	356	3	11.2000	11.2000	69,529	100.00	100.00	614	43.01
11.250 - 11.499	5	242,716	7.51	11.4500	10.9385	357	3	11.4500	11.4500	48,543	100.00	100.00	624	45.75
11.500 - 11.749	4	344,584	10.66	11.6507	11.1392	357	4	11.5000	11.7000	86,146	100.00	100.00	611	43.01
11.750 - 11.999	1	46,359	1.43	11.9500	11.4385	358	3	11.9500	11.9500	46,359	100.00	100.00	588	47.00
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Current Net Coupon

CURRENT NET COUPON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
8.500 - 8.749	1	54,911	1.70	9.1000	8.5885	357	3	9.1000	9.1000	54,911	357	357	100.00	100.00	642	34.00
8.750 - 8.999	2	94,769	2.93	9.4084	8.8969	355	5	9.3500	9.5000	47,385	354	356	100.00	100.00	690	45.89
9.000 - 9.249	3	212,538	6.57	9.6000	9.0885	356	3	9.6000	9.6000	70,846	355	358	100.00	100.00	708	45.77
9.250 - 9.499	12	821,154	25.40	9.8662	9.3547	357	3	9.8500	10.0000	68,429	356	358	100.00	100.00	712	44.75
9.500 - 9.749	4	246,431	7.62	10.1275	9.6160	357	3	10.1000	10.2000	61,608	356	358	99.17	99.17	666	44.04
9.750 - 9.999	3	214,593	6.64	10.4644	9.9529	356	4	10.4500	10.5000	71,531	354	357	100.00	100.00	638	44.50
10.000 - 10.249	3	194,149	6.01	10.6500	10.1385	357	3	10.6500	10.6500	64,716	356	358	100.00	100.00	657	47.47
10.250 - 10.499	7	413,081	12.78	10.9061	10.3946	355	3	10.8500	10.9500	59,012	342	358	100.00	100.00	648	46.21
10.500 - 10.749	5	347,646	10.75	11.2000	10.6885	356	3	11.2000	11.2000	69,529	354	357	100.00	100.00	614	43.01
10.750 - 10.999	6	327,605	10.13	11.4630	10.9515	357	3	11.4500	11.5000	54,601	356	358	100.00	100.00	628	45.82
11.000 - 11.249	3	259,694	8.03	11.7000	11.1885	357	4	11.7000	11.7000	86,565	356	357	100.00	100.00	601	42.04
11.250 - 11.499	1	46,359	1.43	11.9500	11.4385	358	3	11.9500	11.9500	46,359	358	358	100.00	100.00	588	47.00
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**342**	**358**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Remaining Term

REMAINING TERM	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
180 - 360	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	342	358	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**342**	**358**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Loan-to-Value

LOAN TO VALUE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
95.01 - 100.00	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	342	358	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**342**	**358**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Combined Loan-to-Value

O LTV	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	Min WAM	Max WAM	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
95.01 - 100.00	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	342	358	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**342**	**358**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Full/Alternative	**12**	**751,649**	**23.25**	**10.8547**	**10.3432**	**357**	**4**	**9.3500**	**11.4385**	**62,637**	**99.73**	**99.73**	**619**	**41.99**
30.01 - 35.00	2	168,784	5.22	11.5639	11.0524	357	4	11.2000	11.1885	84,392	100.00	100.00	604	32.46
35.01 - 40.00	1	51,130	1.58	9.9000	9.3885	357	3	9.9000	9.3885	51,130	100.00	100.00	652	39.40
40.01 - 45.00	5	310,815	9.61	10.5799	10.0684	357	4	10.2000	10.6885	62,163	99.34	99.34	623	42.70

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates

Collateral Grouped by Documentation Type

DOCTYPE BACK RATIO	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
45.01 - 50.00	3	167,969	5.20	10.6747	10.1632	357	3	9.3500	11.4385	55,990	100.00	100.00	633	48.07
50.01 - 55.00	1	52,951	1.64	11.7000	11.1885	357	3	11.7000	11.1885	52,951	100.00	100.00	575	51.50
Limited	**3**	**249,532**	**7.72**	**10.7379**	**10.2264**	**355**	**3**	**9.1000**	**10.6885**	**83,177**	**100.00**	**100.00**	**616**	**43.54**
30.01 - 35.00	1	54,911	1.70	9.1000	8.5885	357	3	9.1000	8.5885	54,911	100.00	100.00	642	34.00
40.01 - 45.00	1	85,881	2.66	11.2000	10.6885	356	4	11.2000	10.6885	85,881	100.00	100.00	600	44.00
45.01 - 50.00	1	108,740	3.36	11.2000	10.6885	354	3	11.2000	10.6885	108,740	100.00	100.00	615	48.00
Stated Income	**35**	**2,231,749**	**69.03**	**10.4181**	**9.9066**	**357**	**3**	**9.5000**	**11.1885**	**63,764**	**100.00**	**100.00**	**679**	**45.72**
25.01 - 30.00	1	34,452	1.07	9.8500	9.3385	357	3	9.8500	9.3385	34,452	100.00	100.00	680	27.00
30.01 - 35.00	1	41,327	1.28	10.1000	9.5885	356	4	10.1000	9.5885	41,327	100.00	100.00	677	35.00
35.01 - 40.00	3	150,187	4.65	10.7152	10.2037	357	4	9.8500	10.9385	50,062	100.00	100.00	672	38.38
40.01 - 45.00	9	563,787	17.44	10.2555	9.7440	356	3	9.5000	10.9385	62,643	100.00	100.00	690	42.67
45.01 - 50.00	21	1,441,996	44.60	10.4734	9.9619	357	3	9.6000	11.1885	68,666	100.00	100.00	675	48.43
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.4385**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Loan Purpose

LOAN PURP	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Cash Out Refinance	4	306,740	9.49	10.6449	10.1334	357	4	10	12	76,685	99	99	631	43.66
Purchase	46	2,926,190	90.51	10.5337	10.0222	356	3	9	12	63,613	100	100	663	44.79
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9**	**12**	**64,659**	**100**	**100**	**660**	**44.68**

Collateral Grouped by Property Type

PROPTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Condominium	2	126,129	3.90	11.3202	10.8087	356	4	10.9500	11.5000	63,064	100.00	100.00	628	45.02
PUD	1	122,847	3.80	11.7000	11.1885	357	4	11.7000	11.7000	122,847	100.00	100.00	600	33.00
Single Family	47	2,983,954	92.30	10.4639	9.9524	357	3	9.1000	11.9500	63,488	99.93	99.93	664	45.15
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Occupancy Type

OCCTYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Owner Occupied	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Mortgage Ins. Company

MI	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No MI	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by State

STATE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
CA	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates.

Collateral Grouped by FICO Score

FICO SCORE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
550 - 599	2	99,310	3.07	11.8167	11.3052	357	3	11.7000	11.9500	49,655	100.00	100.00	581	49.40
600 - 624	11	744,865	23.04	11.3518	10.8403	356	4	10.9500	11.7000	67,715	100.00	100.00	611	43.18
625 - 649	10	622,193	19.25	10.7518	10.2403	355	4	9.1000	11.5000	62,219	99.67	99.67	634	42.96
650 - 674	7	456,343	14.12	10.6274	10.1159	357	4	9.9000	10.9000	65,192	100.00	100.00	657	46.37
675 - 699	11	655,281	20.27	9.8074	9.2959	357	3	9.3500	10.1000	59,571	100.00	100.00	684	45.63
700 - 724	3	218,712	6.77	10.0985	9.5870	357	3	9.8500	10.8500	72,904	100.00	100.00	716	48.15
725 - 749	5	356,335	11.02	9.8173	9.3058	357	4	9.6000	10.0000	71,267	100.00	100.00	735	43.87
750 - 774	1	79,889	2.47	9.8500	9.3385	357	3	9.8500	9.8500	79,889	100.00	100.00	762	43.00
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Prepayment Penalty

PREPAY PP DESC	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	**2**	**100,699**	**3.11**	**11.3564**	**10.8449**	**357**	**3**	**10.8500**	**11.9500**	**50,349**	**100.00**	**100.00**	**655**	**47.54**
NO	2	100,699	3.11	11.3564	10.8449	357	3	10.8500	11.9500	50,349	100.00	100.00	655	47.54
Yes	**48**	**3,132,231**	**96.89**	**10.5182**	**10.0067**	**356**	**3**	**9.1000**	**11.7000**	**65,255**	**99.93**	**99.93**	**661**	**44.59**
1YP	3	203,625	6.30	10.6675	10.1560	355	5	9.3500	11.7000	67,875	100.00	100.00	654	49.12
2YP	38	2,461,080	76.13	10.5608	10.0493	356	3	9.1000	11.7000	64,765	100.00	100.00	661	43.98
3YP	7	467,525	14.46	10.2285	9.7170	357	3	9.6000	10.9500	66,789	99.56	99.56	659	45.85
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Lien Status

LIEN	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
Second Lien	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by Loan-to-Value & Mtg Ins.

TYPE	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	MAX LTV	WA FICO	WA DTI
LTV GT 80 w/out MI	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	100.00	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**100.00**	**660**	**44.68**

Collateral Grouped by Balloon Flag

BALLOON	Count	Balance	Percent	GWAC	NWAC	WAM	WA Age	Min GWAC	Max GWAC	Avg Bal	WA LTV	WA COMBINED LTV	WA FICO	WA DTI
No	50	3,232,930	100.00	10.5443	10.0328	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,930**	**100.00**	**10.5443**	**10.0328**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

Collateral Grouped by IO

IO / IO PERIOD	Count	Total CURRENT BALANCE	Pct of overall CURRENT BALANCE	Wtd Avg CURRENT GROSS COUPON	Wtd Avg TOTAL STRIP	Wtd Avg CURRENT NET COUPON	Wtd Avg STATED REM TERM	Wtd Avg REMAINING TERM	Wtd Avg AGE	Min CURRENT GROSS COUPON	Max CURRENT GROSS COUPON	Avg CURRENT BALANCE	Wtd Avg LOAN TO VALUE	Wtd Avg O LTV	Wtd Avg FICO SCORE	Wtd Avg BACK RATIO
N	**50**	**3,232,929.60**	**100.00**	**10.5443**	**0.5115**	**10.0328**	**357**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**
0.000	50	3,232,929.60	100.00	10.5443	0.5115	10.0328	357	357	3	9.1000	11.9500	64,659	99.94	99.94	660	44.68
TOTAL	**50**	**3,232,929.60**	**100.00**	**10.5443**	**0.5115**	**10.0328**	**357**	**357**	**3**	**9.1000**	**11.9500**	**64,659**	**99.94**	**99.94**	**660**	**44.68**

The information contained herein will be superseded by the description of the collateral contained in the prospectus supplement and, except in the case of the initial collateral information sheets, such information supersedes the information in all prior collateral information sheets. This report does not constitute a bid or offer by any person for any security or an undertaking by any person to provide or accept any such bid or offer. Each investor must determine for itself the appropriateness of any transaction in securities, including any related legal, tax and accounting considerations, and no recommendation is made herein as to any security or transaction. No assurance is given (x) as to the accuracy or completeness of any of the information set forth herein, or (y) that the prices indicated (i) constitute prices at which the securities listed could have been or may be purchased or sold in any market, (ii) have been confirmed by actual trades, (iii) reflect the value Bear Stearns assigns to any security while in its inventory, or (iv) take into account the size of any position in the securities listed. Spreads between bid and offer prices may vary significantly due to market volatility or illiquidity. All prices and other information relating to any security are subject to change without notice. Bear, Stearns & Co. Inc. and its affiliates and associated persons may have positions and conduct transactions in the securities covered by this report, and may solicit business from and perform services for the issuers of such securities or their affiliates